Alliance Bond Fund, Inc.
811-02383
Exhibit 77e-Legal Proceedings




On December 12, 1997, The Alliance Bond Fund, Inc., along with a number of other Plaintiffs, commenced action in the United States District Court for the Southern District of New York against Grupo Mexican de Desarrollo, S.A. ("GMD") and other named defendants, seeking a money judgment for the full principal amount, with interest resulting from GMD's default on certain Notes. On April 17, 1998, the United States District Court for the Southern District of New York issued an Order and Judgment to the Plaintiffs in the amount of $82,444,259 on their breach of contract claim and ordered the Defendant to surrender certain assets to Plaintiffs in satisfaction of the Judgment. The Defendants chose not to appeal the judgment, but did appeal the turnover order, which appeal is still pending.



















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